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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
50510

03015448

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 1 2003 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GENERIC TRADING OF PHILADELPHIA, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS

(No. and Street)

NEW YORK,	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SALVATORE RISI **(212) 332-2612**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name)*

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 7 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SALVATORE RISI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GENERIC TRADING OF PHILADELPHIA, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

Karen Crowe
Notary Public-State of New York
No. 01CR6052729
Qualified in Rockland County
My Commission Expires 12/26/2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (0) Supplementary Report of Independent Auditors on Interest Control required by SEC Rule 17-a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Generic Trading of Philadelphia, LLC

Year ended December 31, 2002
with Report of Independent Auditors

Generic Trading of Philadelphia, LLC

Statement of Financial Condition

December 31, 2002

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
Generic Trading of Philadelphia, LLC

We have audited the accompanying statement of financial condition of Generic Trading of Philadelphia, LLC as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Generic Trading of Philadelphia, LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2003

Generic Trading of Philadelphia, LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash in bank	$ 304,757
Due from clearing broker	13,842,839
Securities owned, at market value	52,693,538
Security deposits	10,000
Total assets	$ 66,851,134
Liabilities and members' capital	
Liabilities:	
Accrued liabilities	$ 2,754,544
Securities sold, not yet purchased, at market value	41,592,703
Payable to members	2,279,927
Total liabilities	46,627,174
Members' capital	20,223,960
Total liabilities and members' capital	$ 66,851,134

See accompanying notes.

Generic Trading of Philadelphia, LLC

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Generic Trading of Philadelphia, LLC (the "Company") is a Delaware limited liability company which commenced operations on October 9, 1997 as a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and the Philadelphia Stock Exchange, Inc. Its managing member is Shear-Offman Inc. The non-managing members enter into proprietary security transactions on most security exchanges with their contributed capital upon admittance to the Company.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company trades through a related entity, Carlin Equities Corp. ("Carlin"), which introduces the members' designated trading account, on a fully disclosed basis, to its clearing broker, Spear, Leeds & Kellogg, a New York Stock Exchange member firm.

2. Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities and related revenue and expenses are recorded on a trade-date basis. Trading revenue is recorded net of commissions, clearing and other charges. Securities owned and securities sold, not yet purchased are valued at their quoted market prices and the resulting unrealized gains and losses on securities transactions are reflected in trading revenue on the statement of income and changes in members' capital based on the last price on the securities exchanges on which they trade.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Taxes

A limited liability company is taxed as a partnership and as such is not a taxpaying entity. Each member is individually responsible for his or her share of the Company's income or loss for income tax reporting purposes. Accordingly, there is no provision for federal and state income taxes on the Company.

4. Due from Clearing Broker

The clearing and depository operations for the Company's security transactions are provided by one broker (Spear, Leeds & Kellogg). At December 31, 2002, all of the securities owned reflected on the statement of financial condition are security positions with this clearing broker.

The Company's cash and securities are used to secure the securities sold, not yet purchased. The managing member monitors the trading activity of the Company to maintain adequate margin with the clearing broker. However, the managing member has agreed to indemnify the clearing broker for losses sustained from trading activity introduced by the Company through Carlin. At December 31, 2002, there were no amounts to be indemnified to the clearing broker for these transactions.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased as of December 31, 2002 consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$52,344,340	$40,773,559
Options	349,198	819,144
Total	$52,693,538	$41,592,703

Securities sold, not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

6. Related Party Transactions

Due from affiliates represents non interest bearing cash advances for various expenses payable on demand.

The Company paid Carlin approximately $61.4 million of commissions for the year ended December 31, 2002 which is reflected in trading, net of commission, clearing and execution costs on the statement of income and changes in members' capital.

Effective January 1, 2001, Carlin entered into a revenue-sharing agreement with the managing member of the Company. The shareholders of the managing member are also shareholders of Carlin. The managing member receives from Carlin a rebate on the interest earned by Carlin on debit balances of members trading accounts in the Company held at SLK. For the year ended December 31, 2002 the total interest rebate paid to the managing member was $439,808, which is reflected in trading, net of commission, clearing and execution costs on the statement of income and changes in members' capital. The managing member receives this interest income as a direct allocation to its capital account.

The Company has a management agreement with an affiliate of the managing member. Pursuant to the agreement, the affiliate makes available its facilities and employees to provide administrative and brokerage services and office space at no cost to the Company.

The Company agreement provides for the reallocation to the managing member (Class A) of a negotiated percentage of net income that is initially earned and allocated to the capital accounts of (Class B) non-managing members. The managing member's capital balance at December 31, 2002, was approximately $7.4 million and they earned and were allocated from members' income of $5,500,397.

7. Estimated Fair Value of Financial Instruments

The Company's activities include the purchase and sale of derivative financial instruments such as equity options. These derivatives are used in arbitrage strategies and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in the accompanying statement of income and changes in members' capital as trading revenue. All other financial instruments are carried at fair value or amounts approximating fair value.

8. Financial Instruments with Off-Balance Sheet Risk or Concentrations of Credit Risk

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. Primarily, These financial instruments include written options and securities sold, but not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company's principal trading activities are executed through a broker located in North America. All securities transactions of the Company are cleared by a major securities firm pursuant to a customer agreement. At December 31, 2002 all the investments in securities, securities sold, but not yet purchased and due from broker are positions with and amounts due from this broker. The Company had substantially all of its individual counterparty concentration with this broker and its affiliates.

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

9. Derivative Contracts

In the normal course of business, the Company enters into derivative contracts for trading purposes. The derivative contracts that the Company holds or issues are exchange traded options contracts. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure and hedge investments to enhance performance and reduce risk to the Company. The Company records its derivative activities on a mark-to-market basis. Market values are determined by using quoted market prices.

10. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $6,531,665, which was $6,196,034 in excess of its required net capital of $335,631. The Company's ratio of aggregate indebtedness to net capital was 0.77 to 1.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

11. Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

As described in Note 4, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the member accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.